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                          May 17, 2022

       Maria Palasis, Ph.D.
       President and Chief Executive Officer
       Lyra Therapeutics, Inc.
       480 Arsenal Way
       Watertown, MA 02472

                                                        Re: Lyra Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2022
                                                            File No. 333-264864

       Dear Dr. Palasis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wesley C. Holmes